Filed by Lynx Therapeutics, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Solexa Limited
Commission File No.: 000-22570

The following transcript of the investor conference call conducted by Lynx Therapeutics, Inc. (“Lynx”) and Solexa Limited (“Solexa”) on September 29, 2004 contains “forward-looking” statements, any statements contained in the transcript that are not statements of historical fact may be deemed to be forward-looking statements. Words such as “believes,” “anticipates,” “plans,” “predicts,” “expects,” “envisions,” “hopes,” “estimates,” “intends,” “will,” “continue,” “may,” “potential,” “should,” “confident,” “could” and similar expressions are intended to identify forward-looking statements. The success of the transaction and future operating results of Lynx may differ materially from the results discussed or forecasted in the forward-looking statements due factors that include, but are not limited to, risks associated with transaction, such as potential inability to realize the expected benefits and synergies of the transaction, risks related to future opportunities and plans for the combined company, potential difficulties in the assimilation of the operations, strategies, technologies and products of the acquired company, the risk of loss of key personnel and the risk of diversion of management attention from other business concerns, and general business risks including, among others, risks details from time to time in Lynx’s SEC reports, including its Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 and Annual Report on Form 10-K for the year ended December 31, 2003, as amended. Lynx does not undertake any obligation to update forward-looking statements.

Where to Find Additional Information about the Transaction

Lynx plans to file a Registration Statement on SEC form S-4 in connection with the transaction, and Lynx expects to mail a Proxy Statement / Prospectus to stockholders of Lynx and shareholders of Solexa containing information about the transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT / PROSPECTUS CAREFULLY WHEN THEY ARE AVAILABLE. THE REGISTRATION STATEMENT AND THE PROXY STATEMENT / PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT LYNX, SOLEXA, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of these documents through the Web site maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the Proxy Statement / Prospectus and these other documents may also be obtained from Lynx by directing a request through the Investor Resources section of Lynx’s site at www.lynxgen.com or by mail to Lynx Therapeutics, Inc., 25861 Industrial Blvd., Hayward, CA 94545, attention: Investor Relations, telephone: (510) 670-9300.

In addition to the Registration statement and the Proxy Statement / Prospectus, Lynx files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Lynx at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Lynx’s filings with the Commission are also available to the public from commercial document retrieval services and at the Web site maintained by the Commission at http://www.sec.gov.

Interests of Certain Persons in the Transaction

Lynx will be soliciting proxies from Lynx’s stockholders in favor of the issuance of shares of Lynx’s common stock in the transaction. The directors and executive officers of Lynx and the director and executive officers of Solexa may be deemed to be participants in Lynx’s solicitation of proxies. Certain executive officers and directors of Lynx and certain executive officers and directors of Solexa have interests in the transaction that may differ from the interests of the Lynx stockholders and the Solexa shareholders generally. These interests will be described in the Proxy Statement / Prospectus when it becomes available.

On September 29, 2004, Lynx and Solexa conducted an investor conference call that was simultaneously webcast. Attached is the transcript of the conference call:

LYNX THERAPEUTICS, INC.
Moderator: John West and Kevin Corcoran
09-29-04/1:00 pm PT
Confirmation #1211866

LYNX THERAPEUTICS, INC.

Moderator: John West and Kevin Corcoran
September 29, 2004
1:00 p.m. PT

Operator:	Welcome to the Solexa and Lynx Therapeutics Merger conference call. At this time, all participants are in a listen-only mode. Following management’s prepared remarks, we’ll hold a Q&A session.

To ask a question, please press star, followed by 1 on your touchtone telephone. If anyone has difficulty hearing the conference, please press star 0 for operator assistance. As a reminder, this conference is being recorded, September 29, 2004.

I would now like to turn the conference over to Ms. Jody Cain. Please go ahead, ma’am.

Jody Cain:	This is Jody Cain with Lippert Heilshorn & Associates. Thank you all for participating on today’s call. Joining me are John West, Chief Executive Officer of Solexa; and Kevin Corcoran, President and Chief Executive Officer of Lynx Therapeutics.

Yesterday, Solexa and Lynx Therapeutics announced the signing of a Definitive Agreement providing for the combination of the two companies. If you’ve not received this news release or if you would like to be added to the Lynx distribution list, please call Lippert Heilshorn in Los Angeles at 310-691-7100 and speak with Eleanor Tang.

Before we start, I’ll remind you that statements made during this conference call are accurate only as of the date of the live broadcast, September 29, 2004. We will be making forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Forward-looking statements during this call are related to everything that is not historical in nature. For example, forward-looking statements include our comments regarding the merger agreement, estimates, our financial results, the addition of new customers, collaborations, and licensees, the performance of the genomic discovery services for current and future customers, collaborators, and licensees, and the expansion of the commercial applications of Lynx’s genomics business.

There are a number of important factors that could cause the actual outcome to differ materially from those indicated within the forward-looking statements, including, among other risks, details from time to time in Lynx’s SEC Report, including the Annual Report on Form 10-K for the year ended December 31, 2003 as amended and the Quarterly Report on Form 10-Q for the quarter ended June 30, 2004. Lynx does not assume any obligations to update forward-looking statements.

With that said, I’d like to turn the call over to Kevin Corcoran. Kevin?

Kevin Corcoran:	Thank you, Jody, and thanks to all of you for joining us here today to discuss the signing of a Definitive Agreement providing for the combination of Solexa and Lynx.

As we said in yesterday’s press release, the combination is expected to build a leading company in the area of future DNA sequencing technologies, something that both John and I are very excited about going forward.

In terms of the agenda for today’s call, I will begin with a discussion of the stock-for-stock exchange. I will then provide you with an idea of the approval process for this transaction.

Also, I would like to take this opportunity today to introduce John West who is here with me at Lynx today. Later in today’s call, John will be providing you with information about his background as well as some additional information about Solexa’s technical strengths as well as their backing from four leading venture capital firms that remain highly committed going forward with the combined company.

In this merger transaction, Lynx will issue up to 29.5 million shares in exchange for all the outstanding shares of Solexa capital stock and all options to purchase shares of Solexa capital stock. The companies anticipate that the transaction will be completed in late 2004, subject to the approval by the shareholders of Lynx and acceptance of the exchange by the shareholders of Solexa.

As we mentioned in yesterday’s release, the Boards of Directors of both Lynx and Solexa voted in favor of the transaction and recommend this merger to the respective shareholders. Following the completion of the merger, the combined company will continue to operate in both countries. It will trade on the NASDAQ Small Cap under the ticker symbol “LYNX,” and John West, currently the CEO of Solexa, will assume the CEO position of the combined company.

Regarding the approval process, Lynx plans to file a Registration Statement on SEC Form S-4 in connection with the transaction and Lynx expects to mail the Proxy Statement/Prospectus to stockholders of Lynx and shareholders of Solexa containing information about this transaction.

Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Proxy Statement will contain important information about Lynx, Solexa, the transaction and all other related matters.

Investors and security holders will be able to obtain free copies of these documents through the Web site maintained by the U.S. Securities and Exchange Commission at www.sec.gov. Free copies of the Proxy Statement and these other documents may also be obtained from Lynx by directing a request through the Investor Resources section of Lynx’s Web site at lynxgen.com, or mail to Lynx Therapeutics, 25861 Industrial Boulevard, Hayward, California, Attention: Investor Relations.

Now I would like to take this opportunity to introduce John West. As I mentioned earlier in the call, John will assume the role of CEO of the combined company.

John is here with me today at Lynx and he would like to take this opportunity to give the Lynx shareholders some information about his background and also provide you with some additional information about Solexa and the synergies generated from the combination of the two companies. Once John has had the opportunity to provide his background and information about Solexa, we’ll open the call to your questions. John?

John West:	Thank you, Kevin. First I want to welcome Lynx shareholders and thank you very much for attending this conference call. As Kevin said the stock market appears to be embracing the announcement that we have released yesterday about the combination of the two companies and I’m very positive about what the prospects of that are.

I’d like to take this opportunity to introduce myself, to introduce Solexa, and then to talk a little bit about where I think the combined business is going.

First of all, in terms of my own background, I joined Solexa in August from Applied Biosystems, which is one of the largest companies in the field of research instrumentation, where I had been vice president of DNA platforms. This role included responsibility for the company’s instruments and reagent products that are used for DNA sequencing, gene expression and genotyping.

My group there was responsible for the development and launch of the instruments that now populate virtually all genome sequencing centers worldwide. I also had business responsibility for AB’s first gene expression array system, for its real-time PCR instruments, and for its microfluidic PCR products.

For most of the 1990s, I worked at a company named Princeton Instruments, located on the East Coast, initially as General Manager and ultimately as President. Princeton was a manufacturer of very high-tech, low light imaging systems mostly sold into the scientific research community. In terms of the number of employees, Princeton Instruments was about the same size as Lynx and Solexa will be when they are combined.

Princeton was a private company and during the time that I was with the company, we grew the revenue of the company by about a factor of 10 and eventually sold the company to Roper Scientific in 1997.

I’d like to highlight that the growth was accomplished without any outside investment or bank debt, so I understand what it means to run a self-sufficient but rapidly growing company.

During my time at Princeton Instruments, the company introduced the first low light imaging system for single molecule fluorescence, and Solexa, which at that time was just a start-up, bought one of the first units. So this thing is coming almost full circle here and I’m glad to see that.

I have Bachelors and Masters Degrees in Engineering from MIT; I did an MBA in Finance from the Wharton School at the University of Pennsylvania. I live in the San Francisco Bay area and plan to continue living here but I’ve been traveling to England on a regular basis.

And that’s something that’s very comfortable for me because although I was born in the United States and I’m a U.S. citizen, I lived in England for almost four years as a child, actually not very far from where Solexa is located today. So it’s certainly very familiar and very comfortable territory.

I’d like to tell you now a little bit more about Solexa. Solexa is a venture capital-backed spinout from Cambridge University in England that was started in approximately 1998. The company has been developing specialized nucleic acid chemistry and engineered enzymes for single-molecule sequencing and also has an impressive capability in bioinformatics to tie those results back to the human genomes.

The company has about 50 employees, mostly Ph.D. scientists. It’s located on a biotech-focused research park south of Cambridge, England. Solexa does not have any products yet, and to bring its technology to market we would need to either build up our own instrument-engineering group, or work with one such as the group at Lynx. And obviously, with this combination, we’ve decided to do exactly that.

So the combination of these two companies is really based on the synergies between the two technical groups and I’d like to discuss that for a second here. Solexa has a large number of scientists working on nucleic acid chemistry and enzyme engineering. And Lynx has a much smaller staff in this area; it really has no critical mass in the area. Likewise, Lynx has an absolutely first-rate instrument-engineering group and Solexa has almost no engineers.
So the two technical groups complement each other very well and this synergy is expected to bring us to market much faster than either company would have been able to accomplish on its own.

As was mentioned in the press release yesterday, we’re looking forward to having our first product ready for market by the end of 2005. These products will address the very sizeable market, really looking at the DNA sequencing market and the gene expression market, both currently used primarily for research purposes.

The DNA sequencing market is over $600 million in size now and the gene expression business is about $1.2 billion, of which about half is for genome-wide array systems. And we expect that both of those markets will have significant segments that can be addressed by the combined company.

Our competitive advantage is that the two companies working together will be one of the first companies to deliver to the market what are called molecular arrays and, in particular, these arrays will be able to be used for DNA sequencing, which is something that most array products really haven’t been very well suited for up to this point.
And we expect to be able to use the low-cost of sequencing that will be afforded by these arrays to actually make gene expression measurements using DNA sequencing. The concept of using DNA sequencing for gene expression measurements is something that’s in fact been the core of a lot of Lynx’s service business up to this point and with the new technology of molecular arrays, we expect to be able to take that down to a price point where it becomes actually a very important part of the overall market.
I’d like to also refer you now, in describing Solexa, to a press release that Solexa issued yesterday on our Series B financing. Part of what Solexa brings to this merger it is very strong financial backing from four very high caliber life sciences venture capital funds. These are Amadeus, Abingworth, Oxford Biosciences, and Schroder Ventures Life Sciences.

These are companies that are very familiar with this area and as a group, they have already invested over $40 million in Solexa, including the $14 million that was added just recently in our Series B financing. This is a group that is very knowledgeable and that has experience investing in other companies in this space and understands what it takes to bring a major new genomics platform to market.
And I think that their support for Solexa and would be Series B financing that we just completed and their support for this merger is a strong indication of the likely future prospects of it because this is, you might say, a very knowledgeable group that brings a great deal of experience in this space.

I’d like to move on from here and comment for a minute about the strategic importance of the Lynx service business. The facility that’s been built at Lynx is actually very impressive in terms of the throughput and capability that it has, and we believe that that will be of strategic importance in developing the product that we want to take forward in the future.

In addition to giving us a method of providing this capability to customers, it also gives us the ability to test this technology in-house on a very large scale, very quickly. So we view this as being not only of commercial significance, but also of great strategic importance in terms of the development of the technology.

I’d like to talk a little bit now about the organization chart and the roles of a number of the people in the company. I know that there may be questions about the roles, including that of a CFO. Many of those are still issues that are in process and we’ll talk more about those on future conference calls.

I would, however, like to comment that Kevin Corcoran has agreed to play a very senior role in the company. From my point of view, he has tremendous knowledge and experience, and I’m looking forward to working closely with him on the business as we go forward.

And now I’d like to open up this call for questions.

Operator:	Ladies and gentlemen, if you wish to register for a question for today’s question and answer session, you will need to press star, then the number 1 on your telephone. You’ll hear a prompt to acknowledge your request. If your question has been answered and you wish to withdraw your question, you may do so by pressing star, then the number 2. If you are using a speakerphone, please pick up your handset before entering your request. One moment please for the first question.

John West:	Well, while we’re waiting for the first question, actually I’d like to interject that I found the interaction of the two technical teams from the two companies to be very positive. The two companies have actually been working together on technical developments since the spring of 2004 when the two companies jointly acquired DNA cluster technology and, obviously, that’s accelerated as this combination became more and more likely.

But I think we actually have a preview of how that joint work is going to go and the teams actually have been interacting really in a stellar manner. So I’m just very happy with how that’s going forward and I think we have a lot of great things to come out of that in the future.

Operator:	Your first question comes from Jeffrey Wagner with Wagner Securities. Please go ahead with your question.

Jeffrey Wagner:	Good afternoon, gentlemen.

John West:	Hello.

Kevin Corcoran:	Hello, Jeffrey.

Jeffrey Wagner:	How’s it going?

Kevin Corcoran:	Good.

Jeffrey Wagner:	Good. I understand there will be a two-platform development. Can you explain the target of uses for each?

Kevin Corcoran:	I’m not sure I understood your question. Did you say two-platform development?

Jeffrey Wagner:	Will there be a MPSS platform development as well as the base of the times sequencing platform to.

Kevin Corcoran:	I think we’re still working out the specifics of the technologies that we’re going to take forward. The two companies actually have a lot of technical choices and areas that are complementary. I think it would be preliminary for us to say exactly which chemistry and instrument combinations we’ll be bringing out as a product. We’ll be happy to announce that when we get closer to market.

Jeffrey Wagner:	Okay. All right. And as far as researchers — resources in-house, do you feel you have enough to do instrument production without going to a partner, a different instrument producer?

Kevin Corcoran:	In terms of instrument manufacturing?

Jeffrey Wagner:	Instrument manufacturing, yeah.

Kevin Corcoran:	Right. So actually neither company has any substantial instrument manufacturing capability. And as we bring a product to market, that’s something that we’ll need to address. So we’ll need to decide what’s the appropriate way to go about that.

Obviously, a company like this has a number of choices ranging from building up that capability internally to working externally with a partner and there’s a variety of different ways that that partnership could be done. So I think we are not in a position yet to comment on exactly how we’ll build off that.

Jeffrey Wagner:	Okay. All right. And with the combined company, how large is your marketing team?

Kevin Corcoran:	Marketing is actually very small at both companies because both companies have been focused primarily on technical development. Solexa has a very small group that has been working on business development and Lynx has had a modest group that’s worked on primarily the sales and marketing of its service business, so with that scenario that the company will need to grow considerably as we go forward.

And I think it’s important for us as we lay out the financial plans for the company to be clear about the expenditures that will be required to accomplish that.

Jeffrey Wagner:	Okay. All right. And what are the plans for the current Lynx location?

Kevin Corcoran:	At this point, we’re evaluating how much space we actually need going forward, Jeffrey. And we have no immediate plans to be moving out of this building for the short-term.

Jeffrey Wagner:	Okay. And one last question, cash on hand at the end of the merger, how much do you foresee to that total cash on hand by the end of 2004?

John West:	Solexa is a private company and has not announced its financial situation so we’re not announcing what that number will be. I think if you look at what the company’s financial prospects are, you have to look primarily to the financial backing that Solexa has from its venture capital partners and the fact that that’s just been renewed with our most recent round of financing; another $14 million has come in from those venture capital partners. These are also very well established venture capital firms with additional resources and many connections.

I think the issue for us financially is not just what we have on hand but who are the backers of the company and what’s the depth of their capabilities. And I think that’s actually quite extensive.

Jeffrey Wagner:	Okay. All right. Well, thank you very much.

Kevin Corcoran:	Thank you, Jeffrey.

Jeffrey Wagner:	Uh-huh.

Operator:	Your next question comes from Bard Davies with First Western. Please go ahead with your question.

Bard Davies:	Good afternoon, gentlemen. I’m curious to know what kinds of lockups or what kind of trading restrictions you might have on new shareholders that will be coming in?

Kevin Corcoran:	Yeah, that’s a great question. You know, we will be putting forth the Definitive Merger Agreement within the next couple of days; that will be filed. So all of those sorts of detailed information will be in there.

I think that at this point, we have to be — to comply with Reg FD, you have to be a little bit careful about what we can and can’t say today. But I can assure you those documents will be on file within the next couple of days. And the lockup period is addressed in that document.

(Bard Davies):	All right. And could you maybe comment on who you see currently or in the future as your largest competitors? And what portion of the market you think you might be able to take?

Kevin Corcoran:	Yeah. John has a great deal of experience in that area, I’m sure he can address that.

John West:	So I think it’s no surprise that they — the strongest companies that are in this field are in DNA sequencing; Applied Biosystems is certainly one of the strongest companies. And the gene expression area, Affymetrics from an array standpoint is clearly the market leader. There’s a fair number of other companies that participate in those areas but those are probably two of the biggest players in the areas that we expect to be addressing.

I think that the market share that we hope to take is in fact quite large because the technology that we’re bringing is really revolutionary. It’s quite a different style of technology from what’s been available in the past with a very dramatic difference in terms of performance and cost. So we’re optimistic about the market share that we’ll be able to take.

We’re also optimistic that this new technology will in fact open up the markets to additional applications and as a result, the markets themselves will actually grow. So we don’t have specific numbers that we’re going to be projecting today, but I think you can see the kind of investments that have gone into the companies so far are the kind of investments that only go in when people know there’s a really substantial market and opportunity in front of them.

(Bard Davies):	Okay. And assuming you do grow quite a bit, what kinds of manners do you expect to raise funds in the future? What — I mean what kind of alternatives would you be looking at first?

John West:	I think there’s a wide variety of financing options. I don’t want to preclude where we would go as far as that’s concerned. Obviously, a company like this will have a variety of options and we’ll be willing to choose between them when that time comes.

(Bard Davies):	Thank you, gentlemen. I appreciate it and good luck.

Kevin Corcoran:	Thank you.

Operator:	Your next question comes from Adam Chazan with Pacific Growth Equities. Please go ahead with your question.

Adam Chazan:	Hey, guys. John, it’s good to speak to you at the new place.

John West:	Great. I’m glad to be here.

Adam Chazan:	You know, I was hoping you could do us a favor and maybe outline your view of just where the kind of sequencing and expression markets are right now in terms of just size and growth? What kind of opportunities and new technology platform might mean for the markets?

And then if you could just run down a little bit, you know, in terms of your view as to what this platform is going to need to deliver to really, you know, grab the kinds of shares that — and both current and future investors would be interested in?

John West:	Sure. Thanks very much for your question. As far as where these markets are, our estimate of the current size of the DNA sequencing market is in the range of approximately $700 million per year. And the gene expression market is being about $1.2 billion per year; obviously, the gene expression market has components of it that are aimed at genome-wide gene expression and other components that are based more on gene by gene analysis.

I think we see a transitioning that’s been happening now for the last few years in genomics from discovery genomics going out and sequencing things for the first time in more as a functional genomics, trying to understand how it all works.

And we see that where people would really like to go is in being able to look at large numbers of samples on a fairly comprehensive basis. And in order to be able to do that, you need to be able to do really large scale sequencing quite affordably.

So I think that’s not the kind of thing that you get to by bringing down the cost by, you know, a 20% factor or a 30% factor; I think the things that will be required to really stimulate this market and open up the kinds of scientific inquiries that our customers have been interested in have been things where the cost changed by orders of magnitude.

And that’s what’s exciting to me about this hearing and part of the reason I came to Solexa was the capability to develop that technology and actually make that a reality.

So I think what people have been looking at technologies like this for some years and since they’ve always been out on the horizon I think what’s changing now is that they’re moving in from the horizon and they’re about to come to market.

So the ability to bring the cost down for these large scale studies rate across the whole genome and to bring those down by, you know, one, two, three orders of magnitude, I think that’s going to open up new kinds of opportunities.

The ability, for example, to look at mutations in cancer, which typically would be spread all across the genome and to be able to see that clearly without having to just focusing on a few genes, I think it will be very enlightening for the field. So that’s one of the areas that we expect to see a lot of growth.

There’s probably been more growth in recent years in the gene expression field again because of the functional genomics analysis and I think that’s where we expect to be able to participate quite well. In fact, Lynx has experience with that kind of thing so far. But the approach that’s been taken up to this point has been relatively expensive and, therefore, it’s been a really premier product but relatively at a niche.

And as we bring out the capability to do gene expression by DNA sequencing at much more affordable levels, we expect to see that transition from being sort of a specialty high-end product to being something that becomes ubiquitous. And so that really lets us to take a pretty large market share if we can accomplish that and that’s what we’re looking forward to doing.

Adam Chazan:	And John, I mean when do you hope you kind of lock in the specs of the product in terms of, you know, the technologies that you’re going to draw from from each of the companies? And when might you hope to have either beta instruments out or offer up some kind of a service based on the new technology?

John West:	We’ve already had the two teams having meetings together to work out what’s the right combination of the technologies is and that’s a process that’s ongoing. We will be announcing what those technology choices are as we get closer to bringing the products to market. We’re really ready to compete in these areas.

As far as when we would have preliminary instruments, it’s a concern that certainly will be during 2005. And I think that’s the kind of thing that you tend to start up with on a very limited basis and then it kind of gets to be larger and larger until you finally get to a product launch.

And so our goal is to have a product launch by the end of next year, the end of 2005, and it will be a series of steps that would happen in the quarters and months before that, sort of gradually opening up that technology to partners if the technology gets to be more and more robust so that we’re confident that we can work in collaboration with customers on testing it.

Adam Chazan:	Thanks.

John West:	I guess I’d like to emphasize that we have technology that’s already working today. Lynx has a service laboratory that’s working with a great group of customers. We have customers that are currently paying for that service, that’s actually doing gene expression measurements in DNA sequencing today. There are projects like the mouse reference transcriptome that are going on that are, I think, a great example of that.

So I think we already have customer validation of the concept of using DNA sequencing for particularly high quality gene expression measurements. And what this new technology will be doing is letting us bring down the cost of that. So in a way, we’re already beginning to work with customers.

What’s happening with the merger is we can now show those customers a more accelerated roadmap of the future, being able to actually get to kind of cost points that will make this really big.

Adam Chazan:	Great. Thanks.

John West:	Thank you for your question.

Operator:	Once again, ladies and gentlemen, to register for a question, please press star, then the number 1 on your telephone.

Your next question comes from the line of Ed Winnick with Bio Arrays. Please go ahead with your question.

(Ed Winnick):	Hi. I had a question about the massively parallel cluster sequencing technology. I was hoping that maybe you can give us a little bit of a description of how that technology works; how it’s an improvement; how far along in development it is; and perhaps what role it played in Solexa’s decision to go ahead with the merger?

Kevin Corcoran:	Well, you may have seen that a talk I guess at GSAC on that?

(Ed Winnick):	Yes, exactly.

Kevin Corcoran:	Right. So the idea there is really, as John spoke earlier, the — what — we’re moving towards our molecular rays. So with massively parallel cluster sequencing was a name that sort of got coined here. But it’s really sequencing molecular arrays.

And which particular biochemistry we go after to do that, that is something that our technical teams are still looking at and that’s what we’re evaluating at this point.

So essentially, the technology that we bought jointly back in March provides us with the ability to spot down at very high densities molecules and have them amplified and then have them subsequently sequenced.

John West:	I think just to give you a feeling for it, the key concept there is to work with this cluster technology which is a way of giving us the high signals and noise in having a lot of molecules but the kind of density that you get out of single molecule sequencing.

And I can tell you if you just look through a microscope, there’s two kinds of arrays that exist today, and you see the spot sizes that are involved in those, I mean even the best commercial devices are sort of in the range of 10 micron spot sizes or larger. And we’re looking at areas where spot sizes can be on the order of a micron or smaller. So if that’s in each direction, that would be a factor of 100 in terms of the two dimensional density of data on the devices.

And I think the other thing that’s different here is that, whereas on a conventional array, you typically get one value, which is the brightness of the fluorescence of that spot or maybe two values which are, you know, two different wavelengths and then that’s the end of it.

In our case, we’ll actually go through a series of chemical reactions while watching the devices. And that will let us actually to get a complete piece of DNA sequence off of each spot.

So whereas, for example, when arrays are currently used for DNA sequencing, it requires four spots just to get a single base. We expect to be able to get at least 25 basis from a single spot and that number will go up over time as we refine the chemistry.

So we would expect to have kind of a two dimensional density that’s probably on the order of 100 times the density of devices that are on the market today but also approximately 100 times as much sequence information per spot.

So it’s really a dramatic step forward in the amount of data that you’ll be able to get out of a device per square centimeter. And when you think about that as both the cost of the devices but also the machine time, the amortization of the machine time, and the amount of data that you can get out from a group of reagents. So I think that’s where we get the big cost advantages, actually our costs in a way are similar but the amount of data we’ll get out of those costs will be dramatically higher.

Kevin Corcoran:	So the point that John is definitely emphasizing there is that you’re sequencing each of those. It’s not like a traditional micro where you’re doing hybridization and trying to do quantitative fluorescence. You’re actually providing sequence information on each and every spot.

(Ed Winnick):	Is there a plan to go after the gene expression or DNA sequencing market first or you can do that at the same time?

John West:	I think we have choices in both areas. I think what’s important to understand is that the genomics instrumentation business has changed over the last few years to one where essentially all of the major players are addressing multiple applications with each of their platforms.

So in our case, we’d be using our platform for the actual measurement, the DNA sequencing measurement. But depending on the sample preference done, up-front on the data analysis that’s done afterwards, that can either give you a complete sequence of an example that you’re looking at such as a genomic DNA sample or a cancer DNA sample. But it can just as well give you information on what the gene expression of the sample is or can be used for genotyping.

So we would expect to in fact be mapping multiple applications onto the same platform. It wouldn’t be one instrument for sequencing and a different instrument for gene expression and so forth.

We’d actually expect to have basically the same platform perhaps with some slightly different accessories and chemistries to be able to address all of these markets all in the same platform. And they would all be able to leverage the advantages of the density of the molecular array.

Ed Winnick:	Okay. Thank you.

Kevin Corcoran:	Great. Thanks.

Operator:	You have a follow-up question from Bard Davies. Please go ahead with your question.

(Bard Davies):	Yes. Gentlemen, I’m still trying to get my hands around this thing. Just off-hand, we’ve gone from a company that’s worth about what $12-$15 million to one that’s worth $100 million today and I’m trying to figure out, you know, is this — was this an alternative to going public by Solexa?

Could you provide some insight on what percent of the company is going to be held by insiders versus your venture capital? Can you give us some sort of texture as to what kind of thought processes went behind the reason behind you, you know, I mean all of a sudden we’ve gone from a very small cap to a reasonably medium cap company. Can you explain...

Kevin Corcoran:	Let me try to address the first part and then John...

(Bard Davies):	Sure. Sure.

Kevin Corcoran:	...can come in as well. You know, here at Lynx we’re looking at the technology that we have today and trying to look at ways in which you can take the platform and have it exportable to a, you know, to a much larger market. It’s something that we have been looking at for a very long time.

In our discussions with the folks at Solexa, it’s very clear that the synergies that the two companies have make a lot of sense. And so that was really the motivating factor putting the two companies together.

And if you look at the number of shares that are issued, we did a lot of analysis on, you know, what would be the right number in this area. We, as you know, we hired a group of professionals to help us with this.

You know, we looked at Lynx on a standalone basis. We looked at Lynx on a combined basis. And we also went out and looked at, you know, some of the comparables in the area. If you look at companies like Helicos and what they’ve raised and what their valuation is and what 454’s valuation is. Based on that, we think it makes a lot of sense that the number of shares that we offered and putting these two companies together.

John West:	Maybe I can add to that a little bit. I think from Solexa’s standpoint, we really viewed this strategically first and then, you know, from its financing and financial structure standpoint; and secondly, we saw a lot of synergy with Lynx, that became increasingly visible to us as we worked together over the last month since we jointly acquired the cluster technology.

And as we began to see those synergies, we could see that this was just a lot faster method for us to get to market. And I think people who are — have been watching this area know that this kind of new sequencing is a pretty hot area. There’s been some pretty big financings, a lot of things moving very quickly.

And we felt we had really a commanding position from an intellectual property standpoint and from a — the chemistry standpoint. But if we were going to get to market, we needed to be able to do that really quickly and to bring on some additional capabilities.

And so what we were planning was that in working with Lynx, they actually had many of the test capabilities that we needed. And so this combination was really a strategic one for us. And that the specifics of the transaction has been kind of whatever needed to be worked out to make that happen because we really try to keep our eye on the ball strategically in terms of where we’re going, seeing a very fast moving market, and an opportunity to really be on top of that. So I think that’s the motivation behind it.

And as Kevin has mentioned, a lot of the specifics of this will be filed when we have the Definitive Agreement filed with the SEC in the next few days here. But I wanted to give you the perspective of really starting from a strategic standpoint and then working things out from there.

(Bard Davies):	Had you considered doing an IPO? Is that kind of one of the things that had been on the table?

John West:	I think there have been a lot of different financing options that are always considered. Obviously, with the quality and experience with the venture capital firms that are supporting Solexa, people are very well aware of all those different opportunities and which ones you might pursue.

I think we saw this again. This was — we looked at this not as a method of ending up public and then by the way, you know, looking to see what the capabilities of the company are. We really started from the other end looking at the capabilities of Lynx and saying this is really where we need to go. And then we worked out the financial transaction from there. So...

Bard Davies:	Well, I guess you can see where I’m coming from. I’m looking at, you know, the shareowner. I’m looking at something that was worth, you know, in what, $15-$20 million and now all of a sudden, we’ve got a document that’s worth $100 million.

John West:	Well, we can’t guarantee that that kind of an improvement is going to happen everyday. I mean...

Bard Davies:	Well, no, no, no. I’m not saying — but, you know, I got a — I might have the same plate of food but it’s, you know, there’s a lot more people eating with me at the same time. So anyway...

John West:	But I think people are beginning to realize what these companies are going to be able to do together and seeing — I mean there’s a conference going on this week in the Washington D.C. area and a number of companies speaking out that are looking at this. And I think people can see that this is a hot area. There’s going to be a lot of movement here.

Bard Davies:	Uh-huh.

John West:	And these two companies coming together really have an opportunity to be on top of that. And realistically, if you look at these two companies separately before that, I think both companies would have had strong technologies. But each needed additional strength from somewhere to compete there. And the fact that we’ve actually put that together and have the answer in hand now I think makes our approach to the market something that’s a lot more compelling than perhaps either of us would have had separately.

So I think there is a lot of excitement. I think that’s created a lot of value. You’ve seen that reflected in the stock market today.

(Bart Davies):	Sure.

John West:	I think that’s very, very gratifying to see that happen.

(Bard Davies):	And, you know, you’ve got something that’s all of a sudden a lot of people couldn’t buy this stock if it’s only a $15 million company. And, you know, from that perspective, it makes a lot of sense that you’re in a much bigger pond and hopefully it all works out. But I thank you very much for your comments and good luck to you.

John West:	Thank you.

Kevin Corcoran:	Thank you for joining us today.

Operator:	There are no further questions at this time. Please proceed with your presentation or any closing remarks.

Kevin Corcoran:	So there are no further questions?

Operator:	Yes, sir.

Kevin Corcoran:	Okay. Well, once again, we’re very excited about this combination and the opportunity to build a leading company in the area of DNA sequencing. I want to express my thanks to everyone for joining us this afternoon and thank you for your questions and your continued support. Good day. Thank you.

John West:	Thanks very much.

Operator:	Ladies and gentlemen, that does conclude your conference call for today. Thank you for your participation and I ask that you please disconnect your line.

END